Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO ANNOUNCES EXTENSION OF ITS
OFFER FOR FALCONBRIDGE LIMITED
Toronto, December 8, 2005 — Inco Limited announced today that, in order to allow more time for the receipt of all necessary regulatory clearances, it intends to extend the date that its offer to acquire all of the common shares of Falconbridge Limited will remain open for acceptance to January 27, 2006. Inco intends to send out a formal notice of extension by the end of next week to all Falconbridge common shareholders. The offer was originally to have been open for acceptance until December 23, 2005.
The terms of the offer made by Inco to acquire all of the common shares of Falconbridge, pursuant to a take-over bid circular mailed to Falconbridge common shareholders on October 24, 2005, include a number of conditions to be met for Inco to take-up and pay for Falconbridge common shares tendered. One of these conditions was the receipt by Inco of all necessary regulatory clearances by December 23, 2005.
Inco and Falconbridge are continuing to work with the U.S. Department of Justice and the competition authorities in Europe and Canada in connection with their review of the pending acquisition. Based upon the current projected timetable for the completion of the reviews by these authorities of this transaction, taking into account the holiday season, Inco has determined that all of the necessary regulatory clearances will not be obtained by the original December 23, 2005 expiration date.
Under the terms of the support agreement covering the pending acquisition entered into as of October 10, 2005 between Inco and Falconbridge, Inco agreed to extend its offer, through one or more extensions, if the regulatory clearance condition were not met by December 23, 2005. The additional period of such extension or extensions as might be required to obtain such clearances would, under the support agreement, not exceed in total 60 days unless otherwise extended in accordance with the terms of the support agreement.
This news release contains forward-looking statements regarding Inco’s offer to purchase all of the common shares of Falconbridge Limited, including statements regarding the anticipated timing thereof. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as, in the case of the planned acquisition of Falconbridge, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis, or divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner, and other risk factors listed from time to time in Inco and Falconbridge’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco’s views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.
Important Legal Information
This release may be deemed to be solicitation material in respect of Inco’s pending acquisition of Falconbridge. Inco has filed a registration statement on Form F-8, containing a share exchange take-over bid circular delivered to the shareholders of Falconbridge and other documents with the SEC and will be filing an amendment to the registration statement on Form F-8.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY AMENDMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

December 8, 2005

IN
For further information:

Media Relations:	Steve Mitchell (416) 361-7950
Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com